SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Atlas Air Worldwide Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

049164205

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049164205	13G	Page 1 of 12 Pages

1.	Names of Reporting Persons Hill City Capital Master Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 575,662
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 575,662

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,662
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.03%*
12.	Type of Reporting Person (See Instructions) PN

*

Based on 28,364,198 Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 049164205	13G	Page 2 of 12 Pages

1.	Names of Reporting Persons Hill City Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 575,662
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 575,662

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,662
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.03%*
12.	Type of Reporting Person (See Instructions) OO

*

Based on 28,364,198 Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 049164205	13G	Page 3 of 12 Pages

1.	Names of Reporting Persons Hill City Capital LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,434,268
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,434,268

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,434,268
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.05%*
12.	Type of Reporting Person (See Instructions) PN, IA

*

Based on 28,364,198 Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 049164205	13G	Page 4 of 12 Pages

1.	Names of Reporting Persons Hill City GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,434,268
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,434,268

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,434,268
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.05%*
12.	Type of Reporting Person (See Instructions) OO

*

Based on 28,364,198 Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 049164205	13G	Page 5 of 12 Pages

1.	Names of Reporting Persons Hill City Fund I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 858,606
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 858,606

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 858,606
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.02%*
12.	Type of Reporting Person (See Instructions) OO

*

Based on 28,364,198 Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 049164205	13G	Page 6 of 12 Pages

1.	Names of Reporting Persons Hill City Fund I GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 858,606
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 858,606

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 858,606
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.02%*
12.	Type of Reporting Person (See Instructions) OO

*

Based on 28,364,198 Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 049164205	13G	Page 7 of 12 Pages

1.	Names of Reporting Persons Herbert Frazier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,434,268
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,434,268

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,434,268
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.05%*
12.	Type of Reporting Person (See Instructions) IN

*

Based on 28,364,198 Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 049164205	13G	Page 8 of 12 Pages

Item 1.

(a)	Name of Issuer:

Atlas Air Worldwide Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2000 Westchester Avenue, Purchase, New York 10577

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by Hill City Capital Master Fund LP (“HCCMF”); Hill City Fund I LLC (“Fund I”); Hill City Capital GP LLC (the “General Partner”), which serves as the general partner of HCCMF; Hill City Fund I GP LLC, which serves as the general partner of Fund I (the “Fund I General Partner”); Hill City Capital LP (the “Investment Manager”), which serves as investment manager of the HCCMF and Fund I; Hill City GP LLC (the “Investment Manager GP”), which serves as general partner of the Investment Manager; and Herbert Frazier, who serves as managing member of the Fund I General Partner, General Partner and the Investment Manager GP (each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”). The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of the HCCMF is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009. The principal business address of Fund I, the Fund I General Partner, the General Partner, the Investment Manager, the Investment Manager GP and Mr. Frazier is 121 Hight St, 3rd Floor, Boston, Massachusetts 02110.

(c)	Citizenship:

HCCMF is a Cayman Islands exempted limited partnership; each of Fund I, the Fund I General Partner, the General Partner and the Investment Manager GP is a Delaware limited liability company; the Investment Manager is a Delaware limited partnership; and Mr. Frazier is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

049164205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 049164205	13G	Page 9 of 12 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Each of the Reporting Persons disclaims beneficial ownership of the Common Units reported herein except to the extent of its or his pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 049164205	13G	Page 10 of 12 Pages

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 049164205	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

HILL CITY CAPITAL MASTER FUND LP

By:	HILL CITY CAPITAL GP LLC,
its General Partner

	By:	/s/ Herbert Frazier
Herbert Frazier
Managing Member

HILL CITY CAPITAL GP LLC

By:	/s/ Herbert Frazier
Herbert Frazier
Managing Member

HILL CITY CAPITAL LP

By:	HILL CITY GP LLC,
its General Partner

	By:	/s/ Herbert Frazier
Herbert Frazier
Managing Member

HILL CITY GP LLC

By:	/s/ Herbert Frazier
Herbert Frazier
Managing Member

HILL CITY FUND I LLC

By:	HILL CITY FUND I GP LLC,
its General Partner

	By:	/s/ Herbert Frazier
Herbert Frazier
Managing Member

HILL CITY FUND I GP LLC

By:	/s/ Herbert Frazier
Herbert Frazier
Managing Member

/s/ Herbert Frazier
Herbert Frazier